Exhibit 1.01

Conflict Minerals Report

Of

Generac Holdings Inc.

For the Year Ended December 31, 2021

Overview

Generac Holdings Inc. (the “company,” “Generac,” “we,” or “our”) has filed this report in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Report”). Rule 13p-1 was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements mandated by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Rule 13p-1 imposes reporting obligations on public companies, including us, whose manufactured final products contain one or more conflict minerals that are necessary to the functionality or production of those products. For purposes of the Rule and the related disclosures, the term “Conflict Minerals” is defined to include cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold and are referred to in this report as “3TG.”

Generac is a leading global designer and manufacturer of energy technology solutions and other power products. Generac uses 3TG in some of our products and has undertaken to investigate their origins. As described more fully below, we examined our products for the presence of 3TG and investigated the origins of the 3TG found to be present in identified items. We also conducted a survey of our suppliers for the reporting period ending December 31, 2021 (the “Reporting Period”). Our standard supplier agreement requires compliance with the content of our Conflict Mineral Policy and applicable laws.

Reasonable Country of Origin Inquiry

We determined after review that 3TG may be contained in certain of our products manufactured or contracted for manufacture during the Reporting Period. Because of this determination, we conducted in good faith a reasonable country of origin inquiry regarding those minerals, which was reasonably designed to determine whether any of the 3TG in our products originated in the Democratic Republic of the Congo or any adjoining country (a “Covered Country”).

We identified certain suppliers that potentially supplied us with products that contained 3TG, and asked those suppliers to complete the Conflict Minerals Reporting Template (“CMRT”). Based on the responses received, we determined that certain of our products contained 3TG that may have originated in a Covered Country. Accordingly, we performed due diligence in an effort to determine the source of these necessary conflict minerals.

Due Diligence Performed

Our due diligence framework was designed to be consistent with the Organization for Economic Co-operation and Development (“OECD”) OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. The due diligence measures we performed are presented below according to the five (5) step framework established by the OECD.

Step 1. Establish Strong Company Management Systems

Conflict Minerals Policy (“Policy”)

Generac has adopted a Policy related to our sourcing of 3TG which is available to the public in the Investor Relations, Corporate Governance Highlights of our website at www.Generac.com.

Internal Team

Generac has established a management system to support supply chain due diligence related to 3TG. Our management system includes a Conflict Mineral Steering Committee consisting of a cross-functional senior management team from global trade compliance, supply chain, financial reporting, and legal. Our team is responsible for implementing our conflict minerals program and is led by our Executive Vice President, Strategic Global Sourcing.

Control Systems

We relied on our direct suppliers to provide information on the origin of any 3TG contained in items that they supply to us — including any 3TG supplied to them from lower tier suppliers and the origin of the smelters involved in the refining of the material.

Grievance Mechanism

Our Corporate Governance Helpline acted as our grievance mechanism whereby employees and suppliers could report violations of our Code of Ethics and Business Conduct (“Code”). Our Code was, and remains, available on our website in the Investor Relations, Corporate Governance Highlights section of our website at www.Generac.com.

Step 2. Identify and Assess Risks in the Supply Chain

We conducted our supplier survey pursuant to the following steps:

1.         Developed a relevant corporate supplier list.

2.         Provided suppliers with a copy of our survey and instructed them to submit their response within the allotted time period.

3.         Those suppliers who did not respond to the initial inquiry were sent multiple rounds of surveys requesting their response.

Step 3. Design and Implement a Strategy to Respond to Identified Risks

●	The responses were reviewed by the Company for completeness and consistency of answers. The Company requested suppliers to provide corrections and clarifications where needed.

●	Senior management was briefed about our due diligence efforts and findings along with the Audit Committee of our Board of Directors.

Step 4. Independent Third-Party Audit

The SEC has provided guidance that only companies who elect to claim their products are "Conflict Free" are subject to an independent private sector audit. The Company is not making such claim based on the responses received by the Company from its suppliers. Consequently, this report was not audited.

Step 5. Report Annually on Supply Chain Due Diligence

This Report constitutes our annual report on our 3TG due diligence and is available on our website at www.Generac.com/investorrelations, under SEC Filings and is filed with the SEC.

Results of Review

As described above, we conducted due diligence to determine the source of the 3TG used in our products. As part of that process, we requested that our suppliers disclose the smelters that processed the necessary 3TG in the products they supplied to us. Of those suppliers who responded, we were able to identify a total of 754 smelters and refiners with identification numbers assigned by the Responsible Minerals Initiative (“RMI”) that may have processed the necessary 3TG contained in their materials or products. We were able to determine that, as of May 26, 2022, 238 of those smelters and refiners were deemed to be “RMI Conformant,” by which we mean that they complied with the Responsible Minerals Assurance Process due diligence assessment protocols or an equivalent cross-recognized assessment. In addition, we determined that as of May 26, 2022, 18 of those smelters and refiners identified by our suppliers were deemed to be “RMI Active,” by which we mean that they committed to undergo an assessment by RMI and/or were participating in similar recognized assessments. Finally, based on our review, we determined that as of May 26, 2022, 498 of the smelters and refiners named by our suppliers were neither “RMI Conformant” nor “RMI Active.”

Expected Future Actions

We have taken, and intend to take, the following steps to mitigate the risk that Conflict Minerals contained in our products could benefit armed groups in the DRC.

Engage with suppliers and, as necessary, improve the content of the supplier survey responses.
Continue assessing and responding to supply chain risks.

Caution Concerning Forward-Looking Statements

Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “intend(s),” “expects,” “plans,” “believes,” “estimates,” “anticipates,” and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.